

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Timothy Jones
President and Chief Executive Officer
RespireRx Pharmaceuticals Inc.
126 Valley Road, Suite C
Glen Rock, NJ 07452

> **Re: RespireRx Pharmaceuticals Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2020**
> **File No. 001-16467**

Dear Mr. Jones:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Preliminary Proxy Statement, Filed October 20, 2020

Proposal 1 - Approval of Amendment of Restated Certificate of Incorporation to Effect Reverse Stock Split
Proposal 2 - Approval of Amendment of Restated Certificate of Incorporation to Increase Authorized Shares of Common Stock, page 3

1. We note that the reverse stock split will not result in the reduction of your authorized common shares. Additionally, we note that on page 3 you state that one purpose of Proposal 2 is to "provide for an adequate number of shares of Common Stock available for future capital raise transactions, including pursuant to Regulation A under the Securities Act of 1933, as amended." Please disclose whether you have any current plans, agreements, arrangements, or understandings, written or oral, to issue the additional authorized shares that may become available if Proposal 1 or Proposal 2 is approved. Please also revise your disclosure to discuss the potential dilutive effect of Proposals 1 and 2.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Margaret Schwartz at 202-551-7153 or Christine Westbrook at 202-551-5019 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Elizabeth A. Diffley, Esq.